___________________

Form 6-K
___________________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2010
Commission File Number: 001-34531

7 Days Group Holdings Limited

10F, 705
GuangzhouDaDaoNan Road
Guangzhou, Guangdong 510290
People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
      Form 20-F ☑          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.       Yes ☐          No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

7 Days Group Holdings Limited
Form 6-K
TABLE OF CONTENTS

Page
Signature	3

Exhibit 99.1 — PRESS RELEASE dated August 11, 2010	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

7 Days Group Holdings Limited

	By:	/s/ Eric Haibing Wu
	Name:	Eric Haibing Wu
	Title:	Chief Financial Officer

Date: August 11, 2010